EXHIBIT 99.2

VERMONT TRANSCO LLC

Financial Statements

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

VERMONT TRANSCO LLC

Table of Contents

Page
Report of Independent Registered Public Accounting Firm Balance Sheets Statements of Income Statements of Members’ Equity Statements of Cash Flows Notes to Financial Statements	1 2 – 3 4 5 6 7 - 24

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Vermont Electric Power Company, Inc. as
Manager of Vermont Transco LLC:

We have audited the accompanying balance sheets of Vermont Transco LLC as of December 31, 2008 and 2007, and the related statements income, members’ equity, and cash flows for the years ended December 31, 2008, 2007, and for the period from June 30, 2006 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express not such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Transco LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008, 2007, and for the period from June 30, 2006 (date of inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 3, 2009

VERMONT TRANSCO LLC
Balance Sheets
December 31, 2008 and 2007

Assets	2008	2007
Utility plant (notes 2 and 4)	$567,926,246	463,056,503
Less accumulated depreciation and amortization	(89,288,784)	(80,955,529)
Net utility plant	478,637,462	382,100,974
Current assets:
Cash	72,900	129,287
Bond sinking fund deposits	490,000	457,000
Bond interest deposits	2,985,911	3,019,480
Accounts receivable:
Affiliated companies	1,122,329	1,973,452
Other	6,261,636	5,386,210
Due from related party (note 8)	4,317,277	18,164,385
Note receivable – related party (note 8)	700,000	850,000
Note receivable – VELCO (note 8)	10,000,000	—
Materials and supplies	6,684,808	5,727,468
Prepaids and other assets	1,156,118	3,646,795
Total current assets	33,790,979	39,354,077
Regulatory and other assets:
Regulatory assets	4,802,235	5,373,585
Unamortized debt expense, net	1,799,001	1,849,419
Deferred project costs and other	165,978	27,189
Total regulatory and other assets	6,767,214	7,250,193
Total assets	$519,195,655	428,705,244

VERMONT TRANSCO LLC
Balance Sheets
December 31, 2008 and 2007

Members’ Equity and Liabilities	2008	2007
Capitalization:
Members’ equity (note 3)	$249,678,381	198,201,791
Mandatorily redeemable membership units (notes 3, 8, and 12)	10,000,000	—
First mortgage bonds, net of current maturities (note 4)	196,254,000	198,268,000
Other long-term debt, net of current maturities (note 4)	152,115	444,237
Total capitalization	456,084,496	396,914,028
Commitments and contingencies (notes 7, 11, and 12)
Current liabilities:
Bank overdraft	1,594,738	1,813,062
Current maturities of long-term obligations (note 4)	2,306,121	2,277,680
Notes payable to bank (note 5)	20,857,520	—
Accounts payable:
Associated	811,020	124,774
Other	7,050,989	6,603,258
Accrued interest on bonds	3,001,260	3,019,480
Accrued taxes	531,383	564,173
Accrued expenses	13,025,757	6,718,055
Total current liabilities	49,178,788	21,120,482
Long-term liabilities:
Deferred cost of removal liabilities	2,175,131	1,108,834
Due to Vermont Electric Power Company, Inc. (note 1(b))	11,757,240	9,561,900
Total liabilities	63,111,159	31,791,216
Total capitalization and liabilities	$519,195,655	428,705,244

See accompanying notes to financial statements.

VERMONT TRANSCO LLC
Statements of Income
Years ended December 31, 2008, 2007 and period from June 30, 2006
(date of inception) through December 31, 2006

	2008	2007	2006
Operating revenues:
Transmission revenues	$73,575,150	49,903,641	17,563,491
Rent of transmission facilities to others	1,624,487	1,562,284	766,740
	75,199,637	51,465,925	18,330,231
Operating expenses:
Transmission expenses:
Operations	3,396,212	2,577,857	1,241,130
Maintenance	4,854,048	4,322,067	2,192,276
Charges for transmission facilities of others	42,602	39,862	11,025
Administrative and general expenses	8,672,360	8,913,458	2,238,715
Depreciation and amortization	10,740,097	8,268,529	2,676,613
Taxes other than income	7,405,913	5,422,076	2,020,248
Total operating expenses	35,111,232	29,543,849	10,380,007
Operating income	40,088,405	21,922,076	7,950,224
Other (income) expenses:
Interest on first mortgage bonds	11,994,760	11,228,262	2,830,693
Other interest expense	572,468	3,137,004	1,971,249
Amortization of debt expense	97,788	95,261	42,965
Other	27,602	27,726	—
Interest income	(111,327)	(103,200)	(23,975)
Allowance for borrowed funds used during construction	(3,256,055)	(4,457,120)	(2,397,315)
Allowance for equity funds during construction	(4,884,082)	(1,910,194)	—
Total other expenses, net	4,441,154	8,017,739	2,423,617
Income before tax	$35,647,251	13,904,337	5,526,607

See accompanying notes to financial statements.

VERMONT TRANSCO LLC
Statements of Changes in Members’ Equity
Years ended December 31, 2008, 2007 and period from June 30, 2006 (date of inception) through December 31, 2006
				Total
	Membership units		Members’	members’
	Class A	Class B	equity	equity
Issuance of membership units	$70,369,480	7,630,620	—	78,000,100
Income before tax	—	—	5,526,607	5,526,607
Distribution of income before tax to members	—	—	(1,899,627)	(1,899,627)
Balances at December 31, 2006	$70,369,480	7,630,620	3,626,980	81,627,080
Membership units at December 31, 2006	7,036,948	763,062
Balances at December 31, 2006	$70,369,480	7,630,620	3,626,980	81,627,080
Issuance of membership units	105,765,060	7,984,940	—	113,750,000
Income before tax	—	—	13,904,337	13,904,337
Distribution of income before tax to members	—	—	(11,079,626)	(11,079,626)
Balances at December 31, 2007	$176,134,540	15,615,560	6,451,691	198,201,791
Membership units at December 31, 2007	17,613,454	1,561,556
Balances at December 31, 2007	$176,134,540	15,615,560	6,451,691	198,201,791
Issuance of membership units	22,782,180	15,900,820	—	38,683,000
Income before tax	—	—	35,647,251	35,647,251
Distribution of income before tax to members	—	—	(22,853,661)	(22,853,661)
Balances at December 31, 2008	$198,916,720	31,516,380	19,245,281	249,678,381
Membership units at December 31, 2008	19,891,672	3,151,638

See accompanying notes to financial statements.

VERMONT TRANSCO LLC
Statements of Cash Flows
Years ended December 31, 2008 and 2007and period from June 30, 2006
(date of inception) through December 31, 2006
	2008	2007	2006
Cash flows from operating activities:
Income before tax	$35,647,251	13,904,337	5,526,607
Adjustments to reconcile income before tax to net cash
provided by operating activities:
Depreciation and amortization	10,168,747	7,691,370	2,395,055
Amortization of regulatory asset	571,350	577,159	281,558
Amortization of debt expense	97,788	95,261	42,392
Changes in assets and liabilities:
Accounts receivable	(24,303)	(2,679,060)	(2,582,296)
Materials and supplies	(957,340)	4,381,043	(3,840,276)
Regulatory asset	—	(27,875)	(331,366)
Accounts payable	2,099,253	(8,965,121)	5,498,048
Due from related party	13,847,108	(321,116)	209,080
Other assets and liabilities	10,837,489	2,362,208	(4,292,267)
Net cash provided by operating activities	72,287,343	17,018,206	2,906,535
Cash flows from investing activities:
Change in bond sinking fund deposits	(33,000)	(32,000)	(14,000)
Advances to related party	(10,000,000)	(17,664,000)	—
Capital expenditures, including interest capitalized	(105,638,938)	(123,721,527)	(84,241,577)
Change in construction payables	(965,275)	3,983,315	4,528,078
Repayments received from related party notes receivable	150,000	—	—
Net cash used in investing activities	(116,487,213)	(137,434,212)	(79,727,499)
Cash flows from financing activities:
Change in bank overdraft	(218,324)	1,813,062	—
Proceeds from bond issuance	—	80,000,000	35,000,000
Repayment of bonds	(1,877,000)	(1,748,000)	(829,000)
Debt issue costs	(47,370)	(357,675)	(227,111)
Net borrowings of notes payable to bank	20,857,520	—	—
Repayments of notes payable to bank	—	(61,470,000)	(8,430,000)
Repayment of other long-term debt	(400,682)	(688,476)	(467,290)
Issuance of membership units	38,683,000	113,750,000	54,000,000
Issuance of mandatorily redeemable membership units	10,000,000	—	—
Distribution of income before tax to members	(22,853,661)	(11,079,626)	(1,899,627)
Net cash provided by financing activities	44,143,483	120,219,285	77,146,972
Net (decrease) increase in cash	(56,387)	(196,721)	326,008
Cash, beginning of year	129,287	326,008	—
Cash, end of year	$72,900	129,287	326,008
Supplemental disclosures of cash flow information:
Cash paid for interest, net of amounts capitalized	$9,392,394	8,300,276	2,230,783
Supplemental noncash financing activities:
Effective June 30, 2006, the Company received transmission and other operating assets of $223,275,298 and assumed certain liabilities of
$199,275,198 from Vermont Electric Power Company, Inc. in exchange for issuance of membership units which totaled $24,000,100.

See accompanying notes to financial statements.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Principles

(a)	Description of Business

On June 2, 2006, VT Transco LLC (the Company) was formed as a Vermont Limited Liability Company. The Company became operational effective June 30, 2006. The Company’s purpose is to plan, construct, operate, own, and maintain electric transmission and related facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal transmission access to a competitive wholesale electric energy market. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

On June 30, 2006, Vermont Electric Power Company, Inc. (VELCO) transferred transmission and other operating assets and the assumption of certain liabilities to the Company in exchange for an equity interest in the Company. A summary of assets transferred and liabilities assumed is as follows:

Assets transferred	$223,275,298
Liabilities assumed	199,275,198
Net assets	$24,000,100

Additionally, 15 municipalities, 2 electric cooperatives, and 2 investor-owned utilities, (together the Contributing Utilities) transferred cash to the Company in exchange for equity interests in the Company. The largest owners of membership units are as follows:

	2008	2007
VELCO	14%	13%
Central Vermont Public Service Corporation (CVPS)	33	40
Green Mountain Power Company (GMP)	29	33

VELCO has transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. As part of the Transfer and Assumption Agreement, these transmission contracts were legally transferred to the Company effective June 30, 2006. These transmission contracts have been reviewed and approved by the FERC. The transmission contracts provide, among other things, for the Company to earn an annual return equal to 11.5% of outstanding Class A Member units and an annual return equal to 13.3% of outstanding Class B Member units. These earnings, at the discretion of VELCO are distributed quarterly to the contributing utilities.

(b)	Corporate Manager

The Company is managed by the corporate manager, VELCO (the Manager). The Company and VELCO have common ownership and operate as a single functional unit. Under the Company’s operating agreement, the Manager has complete discretion over the day-to-day business of the

 (Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

Company and provides all management services to the Company at cost. The Company itself has no employees and no governance structure separate from the Manager. The Company’s operating agreement establishes that all expenses of the Manager related to managing the Company are paid for by the Company. These expenses consist primarily of all payroll and benefit related costs. All such costs are recorded in the Company’s accounts as if they were direct expenses of the Company, and a corresponding due to Manager is recorded for the amount to be reimbursed to VELCO at a future date for such payroll and benefit related costs.

Additionally, the Company has included in the payable to VELCO, amounts related to taxes collected for deferred income taxes that have been recognized in rates and recorded as a deferred tax liability by VELCO prior to June 30, 2006; and for such liabilities that have arisen subsequent to June 30, 2006, pursuant to the Management Services Agreement for which a payment obligation was assumed by the Company pursuant to the Transfer and Assumption Agreement. The deferred tax liability is due to temporary differences related to the deductibility of the excess of the tax over book depreciation. As these temporary differences reverse in future years, the Company will repay the obligation to the Manager.

As of December 31, 2008 and 2007, the following amounts were payable to VELCO and were included in the Company’s balance sheet:

	2008	2007
Liability due to taxes collected	$9,464,588	7,385,150
Liability due to pension and benefit costs	2,292,652	2,176,750
Due to VELCO	$11,757,240	9,561,900

(c)	Regulatory Accounting

The Company accounts for certain transactions in accordance with permitted regulatory treatment pursuant to the accounting principles in Statement of Financial Accounting Standards (SFAS) No. 71 Accounting for the Effects of Certain Types of Regulation. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence, and legal representations. A regulatory liability is recorded when amounts that have been recorded by the Company are likely to be refunded to customers through the rate-setting process.

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, now the Company, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset which accounts for the difference between depreciation reported in the financial statements and depreciation previously recovered in rates is $2,977,721 and $3,403,110 as of December 31, 2008 and 2007, respectively.

 (Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, now the Company, to accumulate as a regulatory asset the costs associated with the Company’s formation and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $1,824,514 and $1,970,475 as of December 31, 2008 and 2007, respectively.

As more fully described in note 7, the defined benefit pension and other postretirement regulatory assets of VELCO represent the unrecognized pension costs and postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets in the financial statements of the Manager. The regulatory asset related to these plans totaled $7,142,831 and $2,068,740 at December 31, 2008 and 2007, respectively, and is included in due to VELCO in the accompanying financial statements.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(d)	Revenue Recognition

Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives, and other eligible entities is provided through the Company’s facilities under the ISO-NE open-access transmission tariff regulated by FERC. The Company charges for these services under FERC approved rates. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the revenue to be billed monthly based on estimated cost of service plus an 11.5% return on capital for Class A Member units and a 13.3% return on capital for Class B Member units. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is $246,512 and $2,574,392 at December 31, 2008 and 2007, respectively, and has been reported in prepaids and other assets in the accompanying financial statements.

(e)	Utility Plant

Utility plant in service is stated at cost. Assets transferred to the Company from VELCO have been recorded at their original cost in utility plant with the related reserves for accumulated depreciation also recorded. (See note 2 for additional information.)

Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company recognizes depreciation expense as a percentage of average remaining transmission plant at 2.63% at December 31, 2008, 2007 and 2006 based on rates developed in a depreciation rate study. This method is consistent with the straight-line method of depreciation.

Software is recorded at cost. Depreciation is recorded at straight-line rates over the estimated useful life of the assets which is five years.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(f)	Long–Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(g)	Allowance for Borrowed Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of borrowed and equity funds used to finance the construction of transmission assets. The portion of AFUDC attributable to borrowed funds and the cost of equity funds is included as other income in the statements of income. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 7.35% and 7.10% and 5.78% in 2008, 2007 and 2006, respectively.

(h)	Materials and Supplies Inventory

Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(i)	Unamortized Debt Expense

Costs associated with the original issuance of long-term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $97,788, $95,261 and $42,392 in 2008, 2007 and 2006, respectively.

(j)	Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these financial statements do not include a provision for federal and state income tax expense. Income before tax reported on the statements of income is the Company’s net income.

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) was issued and was originally effective for fiscal years beginning after December 15, 2006. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

Statement 109 does not prescribe a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company has elected to defer the adoption of FIN 48 in accordance with FASB Staff Position FIN 48-3 until fiscal 2009. Currently, the Company recognizes the effect of income tax positions only if such positions were probable of being sustained. Any related interest and penalties are reported in administrative and general expenses.

(k)	Pension and Other Postretirement Plans

The Manager sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

The Manager also sponsors a defined benefit healthcare plan for substantially all employees. The Manager measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

Effective December 31, 2007, the Manager adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The recognition provisions of Statement 158 had no affect on the statements of income for the periods presented. The Manager adopted the measurement date provisions of Statement 158 during fiscal year 2008, which required the Manager to change its measurement date for plan assets and benefit obligations to December 31. Prior to 2008, the Manager measured its plan assets and benefit obligations as of September 30. The total impact of the change in measurement date for both plans totaled $380,780 and was recorded as a increase in regulatory assets, as the amount will be recovered in future rates.

(l)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of utility plant, the recoverability of regulatory assets, assumptions used to estimate obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(m)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred are expensed as incurred.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(n)	Recently Adopted Accounting Policies

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 redefines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 establishes a fair value option under which entities can elect to report certain financial assets and liabilities at fair value, with changes in fair value recognized in earnings. On January 1, 2008, SFAS 159 became effective; however the Company did not elect the fair value option for any financial assets or liabilities.

(2)	Utility Plant

Utility plant consists of the following at December 31, 2008 and 2007:

	2008	2007
Land and rights of way	$32,813,905	20,906,960
Transmission equipment	428,726,805	269,712,622
Communications equipment	11,162,825	8,675,040
Buildings and office equipment	42,669,595	30,969,133
Construction work-in-process	52,553,116	132,792,748
	567,926,246	463,056,503
Less accumulated depreciation and amortization	89,288,784	80,955,529
	$478,637,462	382,100,974

Depreciation and amortization expense was $10,168,747, $7,691,370 and $2,395,055 as of December 31, 2008, 2007 and 2006, respectively.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(3)	Members’ Equity

The Company’s members include municipalities, electric cooperatives, and investor-owned utilities. Class A Membership units are issued to taxable and tax exempt entities, and Class B Membership units are issued solely to tax exempt entities, such as the municipal utilities and electric cooperatives. At June 30, 2006, each member was issued membership interests in proportion to the value of transmission assets and/or cash it contributed to the Company for a total of $78,000,100 in Class A and Class B Membership units. During 2008 and 2007, each member was issued additional membership units in proportion to the value of cash it contributed to the Company for a total of $38,683,000 and $113,750,000 in Class A and Class B Membership units. See note 12 for discussion of the $10,000,000 of mandatorily redeemable membership units issued to the Manager in 2008.

Member’s equity as of December 31, 2008, 2007 and 2006 is as stated in the table that follows.

	2008	2007	2006
Village of Barton	$—	5,209	171,738
Village or Morrisville	1,311,867	1,290,448	604,849
Village of Orleans	—	5,340	175,926
Town of Readsboro	—	775	25,555
Swanton Village	612,110	612,110	611,505
Vermont Electric Cooperative	5,289,123	5,265,670	4,513,796
Washington Electric Cooperative	2,929,675	2,397,923	830,188
Central Vermont Public Service Corporation	87,698,447	78,840,936	24,477,609
Village of Stowe	19,451,068	750,568	750,257
Village of Northfield	306,503	306,503	306,376
Green Mountain Power Corporation	77,559,339	65,439,819	17,934,059
City of Burlington Electric Department	9,841,861	5,580,740	3,727,862
Village of Enosburg	—	7,675	253,010
Town of Hardwick	—	11,652	384,143
Village of Hyde Park	139,562	139,562	139,504
Village of Jacksonville	—	1,879	61,954
Village of Johnson	—	5,187	171,006
Village of Ludlow	—	16,513	544,267
Vermont Electric Power Company, Inc.	27,269,351	25,609,998	25,169,945
Village of Lyndonville	—	23,464	773,531
Vermont Public Power Supply Authority	17,269,475	11,889,820	—
	$249,678,381	198,201,791	81,627,080

Distribution of income before tax to members is at the discretion of the Manager. During 2008, 2007 and 2006, the Company distributed $22,853,661, $11,079,626 and $1,899,627, respectively, of its income before tax to its member in proportion to each member’s percentage interest in the Company.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Long-Term Debt

The Company has assumed all of the long-term debt associated with the assets that were transferred from VELCO. VELCO remains a co-obligor with the Company for First Mortgage Bond Series L, N, O, and P. Series Q and R was issued solely by the Company, with VELCO having no repayment obligation.

(a)	First Mortgage Bonds

The Company’s First Mortgage Bonds outstanding include the following series at December 31, 2008 and 2007:

	2008	2007
Series L, 7.30% due through 2018	$8,021,000	8,588,000
Series N, 7.42%, due through 2012	21,823,000	22,761,000
Series O, 6.26% due through 2034	23,424,000	23,796,000
Series P, 5.72% due through 2036	30,000,000	30,000,000
Series Q, 5.59%, due through 2036	35,000,000	35,000,000
Series R, 5.75%, due through 2037	80,000,000	80,000,000
	198,268,000	200,145,000
Less bonds to be retired within one year	2,014,000	1,877,000
	$196,254,000	198,268,000

In March 2007, the Company received the proceeds from the sale of its Series R First Mortgage Bonds for the principal amount of $80,000,000, which the Company used to paydown its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company’s utility plant. The bonds to be retired through principal payments within the next five years and thereafter will amount to:

2009	$2,014,000
2010	2,161,000
2011	2,321,000
2012	19,789,000
2013	2,321,000
Thereafter	169,662,000
Total	$198,268,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of Class A and B Members’ investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one-third of the aggregate principal amount of the bonds outstanding or $66,089,333 at December 31, 2008. The Company believes it is in compliance with this requirement at December 31, 2008.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Other Debt

Other debt includes notes payable of $444,236 and $844,917 at December 31, 2008 and 2007, respectively, bearing interest at rates ranging from 5.44% to 6.51%, which mature within two years. The notes are secured by a lien on certain office equipment and furniture. Principal repayments for the next two years will amount to:

Year ending December 31:
2009	$292,121
2010	152,115
Total	$444,236

(5)	Notes Payable to Bank

The Company has an unsecured $95,000,000 line-of-credit agreement with a financial institution, reduced by certain standby letters of credit, expiring on December 28, 2009 to provide interim financing for utility plant construction. The Company’s Manager is also an obligor on this facility. As part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowing was $21,184,730 in 2008 at a weighted average interest rate of 3.35%. The outstanding balance at December 31, 2008 and 2007 amounted to $20,857,520 and $0, respectively.

(6)	Income Taxes

Income tax liabilities are the responsibility of the Company’s members (except certain tax-exempt members) and are not reflected in these financial statements. However, the Company is allowed to recover in rates, as a component of its cost of service, the amount of income taxes that are the responsibility of its members based on their ownership in the Company. Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses in its regulatory financial reports and rate filings. For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred taxes, including excess deferred tax reserves. Such amounts were approximately $28,100,000 in 2008 and $10,000,000 in 2007, and are primarily related to accelerated tax depreciation and other plant-related differences and are included in liability due to VELCO (note 1(b)).

(7)	Pension and Other Postretirement Benefits

In accordance with SFAS No. 158, the Manager displays the net over-or-under funded position of a defined benefit pension and other postretirement plans as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders’ equity, unless the amount will be recoverable under SFAS No. 71 for regulated utilities, in which case it would be recorded as a regulatory asset. As of December 31, 2008 and 2007, the Manager recorded a regulatory asset of $6,142,677 and $2,068,740, an unfunded defined pension obligation of $6,171,732 and $1,330,270, and a postretirement healthcare obligation of $821,048 and $952,328 and related regulatory asset of $1,000,154 and $1,032,816. Such amounts are reported in due to VELCO in the accompanying financial statements.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(a)	Defined Benefit Plan

The Manager sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The costs of the Manager’s plan are an obligation of the Company as part of the Manager’s fee.

The following sets forth the Plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2008 and 2007:

	Pension benefits
	2008	2007
Change in projected benefit obligation:
Benefit obligation at beginning of year	$13,985,144	14,660,027
Service cost	1,253,617	758,614
Interest cost	1,114,591	817,913
Actuarial loss (gain)	1,250,017	(1,285,274)
Benefits paid	(550,349)	(966,136)
Benefit obligation at end of year	17,053,020	13,985,144
Change in plan assets:
Fair value of plan assets at beginning of year	12,654,874	11,335,391
Actual return on plan assets	(2,549,237)	1,450,619
Employer contribution	1,326,000	835,000
Benefits paid	(550,349)	(966,136)
Fair value of plan assets at end of year	10,881,288	12,654,874
Funded status	$(6,171,732)	(1,330,270)

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2008 and 2007, which recorded as a regulatory asset, are as follows:

	2008	2007
Prior service cost	$434,136	499,732
Effect of the change in measurement date to be
recovered in rates	265,178	—
Net actuarial loss	5,443,363	536,192
	$6,142,677	1,035,924

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2009 is $268,476.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

Net periodic benefit costs as of December 31, 2008, 2007 and 2006 are as follows:

	Pension benefits
	2008	2007	2006
Components of net periodic
benefit cost:
Service cost	$1,253,617	758,614	730,234
Interest cost	1,114,591	817,913	747,678
Expected return on plan assets	(1,135,735)	(825,620)	(717,834)
Recognized net actuarial loss	27,818	81,154	128,359
Net amortization	65,596	52,476	52,476
Net periodic benefit cost	$1,325,887	884,537	940,913

The actuarial assumptions used to determine the pension benefit obligations are as follows:

	Pension benefits
	2008	2007	2006
Weighted average assumptions:
Discount rate, pension expense	6.25%	5.75%	5.50%
Discount rate, projected benefit
obligation	6.00	6.25	5.75
Expected long-term rate of return
on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

Projected benefit payments to be paid in each year from 2009 to 2013 and the aggregate benefits to be paid in the five years from 2014 to 2018 are as follows:

Pension
benefit
payments
Fiscal year ending December 31:
2009	$544,272
2010	539,318
2011	423,236
2012	563,951
2013	693,517
2014 – 2018	3,922,961
Expected contribution for next fiscal year	$1,350,000

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2008 and 2007, as well as the Plan’s target percentages:

	Plan assets		Target
Asset class	2008	2007	percentage	Benchmark
Money market	9%	—%	—%
Equity	68	65	65	S&P 500; Russell 2500; MSCI
Fixed income	23	35	35	EAFE Lehman US Aggregate;
Total	100%	100%	100%	US Aggregate, CSFP

(b)	Postretirement Plan

The Manager’s current postretirement benefit plan offers healthcare and life insurance benefits and these costs are an obligation of the Company under its contract with the Manager. The Manager accrues the cost of postretirement benefits during the employees’ years of service. When the Manager began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20-year period. For the years ended December 31, 2008, 2007, and for the period June 30, 2006 to December 31, 2006, the Manager contributed $137,891, $143,431 and $100,379, respectively, toward these benefits. The Company anticipates contributing $140,000 for these benefits in 2009.

The FERC has established certain guidelines that all FERC-regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Manager’s current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees’ Benefit Association (VEBA). Additionally, these guidelines require the Manager to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Manager filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

The following sets forth the Plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2008 and 2007:

	Postretirement benefits
	2008	2007
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,570,138	1,805,014
Service cost	95,852	67,397
Interest cost	113,129	88,743
Actuarial gain	(28,096)	(278,855)
Benefits paid	(156,466)	(112,161)
Benefit obligation at end of year	1,594,557	1,570,138
Change in plan assets:
Fair value of plan assets at beginning of year	617,810	582,628
Actual return on plan assets	(125,623)	47,137
Employer contribution	437,788	100,206
Benefits paid	(156,466)	(112,161)
Fair value of plan assets at end of year	773,509	617,810
Funded status	$(821,048)	(952,328)

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2008 and 2007, which are recorded as a regulatory asset, are as follows:

	2008	2007
Prior service cost	$—	111,172
Change in measurement date to be recovered in rates	115,602	—
Net actuarial loss	884,552	921,644
	$1,000,154	1,032,816

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2009 is $52,122.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $12,118 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $11,333 in 2008.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

Net periodic benefit costs as of December 31, 2008, 2007 and 2006 are as follows:

	Postretirement benefits
	2008	2007	2006
Components of net periodic benefit
cost:
Service cost	$95,852	67,397	49,395
Interest cost	113,129	88,743	97,581
Expected return on plan assets	(71,111)	(42,203)	(35,526)
Recognized net actuarial loss	27,793	40,041	54,109
Net amortization	37,360	22,234	22,234
Net periodic benefit
cost	$203,023	176,212	187,793

The actuarial assumptions used to determine net periodic postretirement benefit costs are as follows:

	Postretirement benefits
	2008	2007	2006
Weighted average assumptions:
Discount rate, pension expense	6.25%	5.75%	5.50%
Discount rate, projected benefit
obligation	6.25	6.25	5.75
Expected return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

(c)	Supplemental Executive Retirement Plan

The Manager sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Manager with additional retirement income. The Manager is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,001,152 and $3,589,922 at December 31, 2008 and 2007, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying statements of income. The actuarial assumptions used to determine net benefit costs under this plan are a discount rate of 6.00%, 5.75% and 5.75%, and a rate of compensation increase of 3.00% at December 31, 2008, 2007 and 2006. Aggregate benefits payable amounted to $4,393,503 and $4,482,192 at December 31, 2008 and 2007, respectively, and is recorded in due to VELCO.

(d)	Deferred Compensation

The Manager has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December 31, 2008 and 2007 is $1,050,352 and $1,070,622, respectively, and is recorded in due to VELCO.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Defined Contribution Plan

The Manager sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Additional matching contributions may be made on the employees’ behalf based on the results of operations. The Manager contributed $354,666, $307,560 and $263,065 in 2008, 2007 and 2006, respectively.

(8)	Related Party Transactions

On December 31, 2008, the Manager borrowed $10,000,000 from the Company to purchase 1,000,000 mandatorily redeemable membership units in the Company. This is a demand note where the Manager may make payments, including accrued interest, at times it chooses until such time as the Company demands payment. Interest is at an Adjusted Libor Rate as calculated by KeyBank National Association.

Amounts included in due from related party at December 31, 2007 represent $16,814,000 of cash received in connection with the issuance of membership units that are held by the manager for temporary investment on behalf of the Company. These funds were transferred to the Company in January 2008 and were used for investment in utility plant. The $4,300,000 at December 31, 2008 and remaining $1,250,000 at December 31, 2007 are related to ongoing operating activities between the two companies.

Effective in 2007, the Manager and the Company has made available an unsecured, short-term credit facility to their related party, Vermont Electronic Transmission Company, Inc. (VETCO) The facility allows for borrowings of up to $2,000,000 and as part of this agreement, VETCO agrees to pay 0.15% per annum on the daily unused line of credit amount. The balance outstanding at December 31, 2008 and 2007 was $700,000 and $850,000, respectively.

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for material and supplies and insurance. These services are provided at cost and amounted to $697,174 and $840,908 in 2008 and 2007, respectively.

Similarly, GMP provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $4,373,922 and $3,600,706 in 2008 and 2007, respectively.

(9)	Asset Retirement Obligations

The Company continually reviews the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs recognized under SFAS No. 143, that have previously been recovered from ratepayers for other than legal obligations. The Company reflects these amounts as a regulatory liability and expects, over time, to settle or recover through the rate-setting process any over or under collected net cost of removal. Cost of removal included in depreciation expense totaled $2,175,131 and $1,108,834, in 2008 and 2007, respectively.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(10)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007. The fair value of a financial instrument is the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

	2008		2007
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets:
Cash	$72,900	72,900	129,287	129,287
Accounts receivable	7,383,965	7,383,965	7,359,662	7,359,662
Notes receivable	10,700,000	10,700,000	850,000	850,000
Financial liabilities:
Notes payable to bank	20,857,520	20,857,520	—	—
Accounts payable	7,862,009	7,862,009	7,388,357	7,388,357
Long term debt	2,458,236	2,459,198	2,721,917	2,732,748
First mortgage bonds	196,254,000	200,555,031	198,268,000	199,583,120
Due to VELCO	11,757,240	11,757,240	9,561,900	9,561,900

The carrying amounts shown in the table are included in the balance sheets under the indicated captions. The fair values of the financial instruments shown in the above table as of December 31, 2008 and 2007 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, trade accounts receivable, due from related parties, notes payable to banks, accounts payable, due to VELCO, and accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximates fair value because of the short term maturity of these instruments.

•
Notes receivable: The fair value is determined as the present value of future contractual cash flows discounted at an interest rate that reflects the risks inherent in those cash flows. The discount rate is 2% and approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

•
Long-term debt and First mortgage bonds: The fair value of the Company’s long-term debt is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates. At December 31, 2008 and 2007, the Company utilized Moody’s long-term corporate bond yield average for utility entities with an Aa rating.

Fair Value Hierarchy

The Company adopted SFAS 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financials on a nonrecurring basis. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.

Level 3: Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.

There were no financial assets or liabilities reported at fair value in the December 31, 2008 financial statements. The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of Statement 157. The Company will not adopt the provisions of Statement 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until January 1, 2009 as discussed in note 1(n).

(11)	Business and Credit Concentrations

(a)	Significant Customers

One customer, ISO New England individually represents 80% and 43% of total accounts receivable at December 31, 2008 and 2007, respectively.

(Continued)

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Significant Capital Projects

The Company is in the process of performing construction projects to enhance services to its customers. Costs capitalized amounted to approximately $106,000,000 and $122,000,000 in 2008 and 2007, respectively, which related to projects estimated to be completed from 2008 – 2012, including: Lamoille County 115 kV Line, Southern Loop Project, Northwest Reliability Project, and East Avenue Loop. The Company has budgeted $136,000,000 for 2009 related to these projects which will be financed through bond issuance, capital contributions, and borrowings on the line of credit.

(12)	Commitments

The Company reached a settlement with the Lamoille County municipal distribution utilities regarding cost allocations associated with the construction of a ten mile transmission line and associated substations that will benefit Lamoille County residents. Each member utility is allowed to purchase shares in the Company and use the arbitrage to assist in offsetting the “specific facility” costs. The specific facility charges are limited to an amount, stated in the settlement agreement, plus the difference between the member utilities interest payments on borrowed funds used to purchase Company membership units and the return on those units. After the ten year specific facility period as detailed in the settlement agreement, the membership units allocated are required to be resold to all Vermont distribution utilities with any remaining shares being re-purchased by the Company.

Additionally, VELCO, as manager is responsible to make up the difference between the specific facility payments of the individual utilities and the actual specific facility charges based on $35,000,000 of specific facility assets. To accomplish this, VELCO acquired 1,000,000 of the Company’s membership units. As stated in the settlement agreement, these units are mandatorily redeemable in ten years when the shortfall has been fully covered. Under the guidance of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, $10,000,000 has been recorded in the financial statements as a long-term liability for mandatorily redeemable 1,000,000 membership units as of December 31, 2008.